ADITYA BIRLA GROUP

04045582

82-3428

Ref: AM:PVK:1692:2004

Date:-4th October, 2004

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street
Mumbai – 400 001.
Fax No. 272 3121/3719/2037

SUPPL

Kind Attn:- Shri Sanjay Golecha, Dy. Gen. Manager

Dear Sir,

This is now to notify you under Clause 41 of the Listing Agreement that a Meeting of the Board of Directors of the Company will be held on **Friday**, the **29th October, 2004**, to consider amongst other items of Agenda the Unaudited Financial Results (Provisional) of the Company, for the Second Quarter and Half Year ended 30th September, 2004.

PROCESSED
OCT 21 2004
THOMSON
FINANCIAL

for Hindalco Industries Limited

ANIL MALIK
Company Secretary

SEC MAIL PROCESSING
RECEIVED
OCT 14 2004
WASH, D.C. 202 SECTION

cc.to:-Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

Attn:- International Corporate Finance

dlw 10/20